Home61, Inc.
Consolidated Statements of Operations
Years Ended December 31, 2016 and 2015
(unaudited)

	Year ended December 31, 2016	Year ended December 31, 2015
Revenue	$ 1,028,899	$ 625,529
Realtor agent commissions	469,391	362,755
Gross income	559,508	262,774
Expenses:		
Payroll	472,028	342,318
Advertising and promotion	556,590	279,169
Professional fees	157,573	68,087
Rent & facility costs	55,058	37,308
Depreciation	3,834	2,572
Share-based compensation	2,931	2,563
Insurance	41,961	28,476
General and administrative	101,748	73,191
Total operating expenses	1,391,723	833,684
Net loss from operations	(832,215)	(570,910)
Other income (expense)		
Other income	2,696	2
Net loss before provision for income tax	(829,519)	(570,908)
Provision for income taxes	-	-
Net loss	(829,519)	(570,908)
Net loss attributed to non-controlling interest	(17,042)	(15,048)
Net loss attributed to Home61, Inc.	$ (812,477)	$ (555,860)
Loss per common share	$ (0.57)	$ (0.39)
Weighted average number of shares outstanding - Basic and fully diluted	1,461,250	1,461,250

See independent accountants' review report
The accompanying notes are an integral part of these financial statements